UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-34933

SP Bancorp, Inc.

(Exact name of registrant as specified in its charter)

5224 West Plano Parkway

Plano, Texas 75093

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty of file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1*

* On October 17, 2014, pursuant to the Agreement and Plan of Merger dated as of May 5, 2014, by and among SP Bancorp, Inc., a Maryland corporation (the “Company”), Green Bancorp, Inc., a Texas corporation (“Parent”) and Searchlight Merger Sub Corp., a Maryland corporation and wholly owned subsidiary of Parent (“Merger Sub”), Merger Sub merged with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, SP Bancorp, Inc., a Maryland corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 30, 2014	SP BANCORP, INC.

	By:	/s/ Jeffrey L. Weaver

	Name:	Jeffrey L. Weaver
	Title:	President and Chief Executive Officer